Exhibit 2.24

9 March 2017

ASX Market Announcements
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

CNNC PURPORTS TO EXERCISE LANGER HEINRICH CALL OPTION

Paladin Energy Limited (Paladin or the Company) (ASX:PDN / TSX:PDN) refers to its previous announcements regarding its Restructure Proposal and a potential option in favour of CNNC Overseas Uranium Holdings Ltd (CNNC) which, if exercised, could entitle CNNC to acquire Paladin’s interest in the Langer Heinrich Mine (LHM) in certain solvency-related scenarios (the Potential CNNC Option).

Paladin advises that it has received notice from CNNC requesting that Paladin commences a process to determine the fair market value of Paladin’s share of LHM (being 75% of the issued share capital of Langer Heinrich Mauritius Holdings Limited, the holding company of the owner of LHM). The fair value determination process would be the first step in a process that may lead to exercise of the Potential CNNC Option if in fact the option validly exists.

Paladin will provide its stakeholders with material updates as soon as it is in a position to do so.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366 Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au